Exhibit (a)(5)(A)(ii)
Media Relations

Press Information
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234
U.S.A.

Celanese Corporation Announces Agreement for Purchase of Celanese AG Shares
Dallas, August 19, 2005 (CE: NYSE): Celanese Corporation today announced that it has reached an agreement with Paulson & Co. Inc. and another institutional investor, Arnhold and S. Bleichroeder Advisers LLC, to purchase their shares of Celanese AG (CAG), an indirect German subsidiary of the company, and settle their claims in pending litigation. The company also announced it will increase its existing tender offer for the remaining outstanding CAG shares to €51 per share.
The agreement with Paulson and Bleichroeder will increase Celanese’s ownership of CAG from 83.9% to 95.7%. The increase in ownership will enable the company to undertake a squeeze-out, which is allowed, under German law, after 95% of shares are acquired.
“We are pleased to reach this agreement and believe that it creates value for Celanese’s shareholders,” said David Weidman, president and chief executive officer of Celanese Corporation. “The agreement will allow us to take the next steps to simplify and streamline further the company’s operations.”

Your Contacts:

Media Relations
USA
Jeanne Cullers
Phone: +1 972 443 4824
Telefax: +1 972 443 8611
Email: JECullers@celanese.com
Media Relations
Europe
Michael Kraft
Phone: +49 69 30514072
Telefax: +49 69305 36787
Email: M.Kraft@celanese.com
Investor Relations

Mark Oberle
Phone: +1 972 443 4464
Telefax: +1 972 443 8519
E-Mail: Mark. Oberle@celanese.com

Celanese Corporation (NYSE:CE) is an integrated global producer of value-added industrial chemicals based in Dallas, Texas. The Company has four major businesses: Chemicals Products, Technical Polymers Ticona, Acetate Products and Performance Products. Celanese has production plants in 13 countries in North America, Europe and Asia. In 2004, Celanese Corporation and its predecessor had combined net sales of $5.1 billion.The presentation of combined net sales of Celanese Corporation with its predecessor is not in accordance with U.S. GAAP. For more information on Celanese Corporation including a reconciliation of the combined net sales, please visit the company’s web site at www.celanese.com.
Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the Company.